EXHIBIT 99.1

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS OF BOXABL INC. AS OF AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND JUNE 30, 2025

BOXABL INC.

Unaudited CONDENSED CONSOLIDATED BALANCE  SHEETS

	As of
(In Thousands)	June 30, 2026	December 31, 2025
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	$14,687	$29,022
Accounts receivable	334	41
Loan receivable – current	-	20
Escrow receivable	-	135
Inventories, net	17,871	18,848
Other current assets	1,546	798
Total current assets	34,438	48,864

Non-current assets:
Restricted cash	4,006	3,968
Property and equipment, net	6,407	7,335
Digital assets	598	893
Intangible assets, net	370	498
Right of use assets, net	4,888	6,646
Deposits on equipment	259	93
Loan receivable - non-current	-	20
Security deposits	732	854
Other long-term assets	18	88
Total non-current assets	17,278	20,395
Total assets	$51,716	$69,259

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	940	984
Customer deposits	3,466	3,551
Deferred revenue	1,604	1,548
Lease liability- current	2,933	3,520
Accrued expenses and other current liabilities	2,332	1,991
Total current liabilities	11,275	11,594

Long-term liabilities:
Lease liability - non-current	2,366	3,648
Total liabilities	$13,641	$15,242

Commitments and contingencies – See Note 13	-	-

Stockholders’ equity:
Series A Preferred Stock $0.00001 par, 0.25 billion shares authorized, 188,540 and 188,540 thousand shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively	2,566	2,566
Series A-1 Preferred Stock $0.00001 par, 1.10 billion shares authorized, 855,320 and 855,869 thousand shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively	634,072	634,479
Series A-2 Preferred Stock $0.00001 par, 2.05 billion shares authorized, 174,324 and 174,324 thousand shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively	101,004	101,003
Series A-3 Preferred Stock $0.00001 par, 8.75 billion shares authorized 109,854 and 109,209 thousand shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively	78,419	76,649
Common Stock $0.00001 par, 17.8 billion shares authorized, 3,000,048 and 3,000,000 thousand shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively	30	30
Additional paid-in capital	15,150	15,274
Accumulated deficit	(793,166)	(775,984)
Total stockholders’ equity	38,075	54,017
Total liabilities and stockholders’ equity	$51,716	$69,259

See accompanying notes to unaudited interim condensed consolidated financial statements

BOXABL INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED Statements of COMPREHENSIVE LOSS

	For the Six Months Ended		For The Three Months Ended
(In Thousands, except per share amounts)	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Revenues	$2,051	$402	$495	$279
Cost of goods sold	9,263	11,841	4,354	9,723
Gross loss	(7,212)	(11,439)	(3,859)	(9,444)

Operating expenses:
General and administrative	6,683	7,745	3,494	5,938
Sales and marketing	2,547	21,492	2,022	15,142
Research and development	840	1,259	274	676
Impairment loss	-	-	-	-
Total operating expenses	10,070	30,496	5,790	21,756

Loss from operations	(17,282)	(41,935)	(9,649)	(31,200)

Other income (expense):
Interest income	364	653	155	351
Realized loss on disposal of assets	(78)	-	(78)	-
Marked-to-market adjustment on digital assets	(295)	-	(98)	-
Other income	109	219	67	49
Total other income:	100	872	46	400
Net loss attributed to common stockholders	$(17,182)	$(41,063)	$(9,603)	$(30,800)

Weighted average common shares outstanding - basic and diluted	3,000,048	3,000,000	3,000,096	3,000,000
Net loss per common share - basic and diluted	(0.01)	$(0.01)	$(0.01)	$(0.00)

Comprehensive Loss
Net Loss	$(17,182)	$(41,063)	$(9,603)	$(30,800)
Unrealized net loss on investments	-	(170)	-	(135)
Comprehensive Loss	$(17,182)	$(41,233)	$(9,603)	$(30,935)

See accompanying notes to unaudited interim condensed consolidated financial statements

BOXABL INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED statements of stockholders’ equity

	Series A-3 Preferred Stock		Series A-2 Preferred Stock		Series A-1 Preferred Stock		Series A Preferred Stock		Common Stock		Paid-in	Accumulated	Accumulated Other Comprehensive	Stockholders’
(In Thousands)	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Income (Loss)	Equity
Balance as of March 31, 2025	47,679	$31,864	174,278	$100,969	844,723	$630,160	194,423	$2,671	3,000,000	$30	$16,379	$(728,698)	135	$53,510
Issuance of preferred stock	51,417	40,080	44	36	3,399	2,718	-	-	-	-	-	-	-	42,834
Offering costs		(1,660)	-	(2)	-	-	-	-	-	-	-	-		(1,662)
Stock based compensation	-	-	-	-	-	-	-	-	-	-	(613)	-	-	(613)
Net Loss	-	-	-	-	-	-	-	-	-	-	-	(30,800)	-	(30,800)
Net Loss on Investments	-	-	-	-	-	-	-	-	-	-	-	-	(135)	(135)
Balance as of June 30, 2025	99,096	$70,284	174,322	$101,003	848,122	$632,878	194,423	$2,671	3,000,000	$30	$15,766	$(759,498)	-	$63,134

Balance as of March 31, 2026	109,854	$77,165	174,324	$101,003	855,869	$634,479	188,540	$2,566	3,000,000	$30	$15,058	$(783,563)	-	$46,738
Issuance of preferred stock	-	-	-	1	(549)	(407)	-	-	549	-	407	-	-	1
Offering Costs	-	1,254	-	-	-	-	-	-	-	-	-	-	-	1,254
Stock based compensation	-	-	-	-	-	-	-	-	-	-	(315)	-	-	(315)
Net loss												(9,603)		(9,603)
Balance as of June 30, 2026	109,854	$78,419	174,324	$101,004	855,320	$634,072	188,540	$2,566	3,000,549	$30	$15,150	$(793,166)	-	$38,075

Balance as of January 1, 2025	31,973	$20,443	174,278	$100,969	850,605	$630,265	194,423	$2,671	3,000,000	$30	$19,322	$(718,435)	$170	$55,435
Issuance of preferred stock	67,127	52,279	44	36	3,399	2,718	-	-	-	-	-	-	$-	55,033
Shares retired	(4)	(3)			(5,882)	(105)	-	-	-	-	-	-	-	(110)
Offering costs	-	(2,435)	-	(2)	-	-	-	-	-	-	-	-	-	(2,435)
Stock based compensation	-	-	-	-	-	-	-	-	-	-	(3,556)	-	-	(3,556)
Net loss												(41,063)		(41,063)
Net loss on investments													(170)	(170)
Balance as of June 30, 2025	99,096	$70,284	174,322	$101,003	848,122	$632,878	194,423	$2,671	$3,000,000	$30	$15,766	(759,498)	-	$63,134

Balance as of January 1, 2026	109,209	$76,649	174,324	$101,003	855,869	$634,479	188,540	$2,566	3,000,000	$30	$15,274	$(775,984)	-	$54,017
Issuance of preferred stock	645	516	-	1	(549)	(407)	-	-	549	-	407	-	-	517
Offering costs	-	1,254	-	-	-	-	-	-	-	-	-	-	-	1,254
Stock based compensation	-	-	-	-	-	-	-	-	-	-	(531)	-	-	(531)
Net loss	-	-	-	-	-	-	-	-	-	-	-	(17,182)	-	(17,182)
Balance as of June 30, 2026	109,854	$78,419	174,324	$101,004	855,320	$634,072	188,540	$2,566	3,000,549	$30	$15,150	$(793,166)	-	$38,075

See accompanying notes to unaudited interim condensed consolidated financial statements

BOXABL INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED statements of cash flows

	For the Six Months Ended
(In Thousands)	June 30, 2026	June 30, 2025
Cash flows from operating activities:
Net loss	$(17,182)	$(41,063)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	542	933
Share settlements	-	2,613
Stock based compensation net recapture	(531)	(3,556)
Provision for credit losses (recoveries)	(89)	375
Realized gain on investments	-	7
Marked-to-market adjustment on digital assets	295	-
Inventory valuation adjustments	4,883	11,794
Reserve for inventory obsolescence	1,803	-
Changes in operating assets and liabilities:
Accounts receivable	(173)	(1)
Escrow receivable	134	(2,311)
Inventories	(5,158)	(4,054)
Other current assets	(748)	(1,881)
Loan receivable	10	141
Accounts payable	(44)	(71)
Deferred revenue	56	446
Customer deposits	(85)	(185)
Security deposits	122	246
Other long-term assets	70	(34)
Accrued expenses and other current liabilities	341	656
Right of use assets and liabilities	(111)	(36)
Net cash used in operating activities	(15,865)	(35,981)

Cash flows (used in) provided by investing activities:
Purchase of property and equipment	(22)	(108)
Deposits on equipment	(166)	-
Purchase of intangible assets	(15)	(16)
Gross proceeds from sale and maturities of investments	-	13,750
Gross purchase of investments	-	(1,078)
Net cash (used in) provided by investing activities	(203)	12,548

Cash flows provided by financing activities:
Proceeds from sale of preferred stock and exercise of warrants, net of offering costs and escrows	1,771	33,129
Settlements of subscription liability		(626)
Net cash and cash equivalents provided by financing activities	1,771	32,503

Change in cash, cash equivalents, and restricted cash	(14,297)	9,070
Cash, cash equivalents, and restricted cash beginning of year	32,990	9,630
Cash, cash equivalents, and restricted cash end of the period	$18,693	$18,700

Non-cash investing and financing activities:
Unrealized losses in OCI	$-	$(170)
Purchase of Series A-1 Preferred Stock	407	-
Investments held in escrow	$-	$19,057

The following table provides a reconciliation of cash, cash equivalents and restricted cash to the amounts recorded on the Company’s unaudited interim consolidated balance sheets

	June 30,
(In Thousands)	2026	2025
Cash and cash equivalents	$14,687	$14,776
Restricted cash	4,006	3,924
Cash, cash equivalents, and restricted cash end of the period	$18,693	$18,700

See accompanying notes to unaudited interim condensed consolidated financial statements

BOXABL INC.

notes to UNAUDITED INTERIM CONDENSED CONSOLIDATED financial statements

(Unaudited, all figures in thousands, except per share amounts and unit quantities unless otherwise indicated)

NOTE 1 – INCORPORATION AND NATURE OF OPERATIONS

Description of Business

BOXABL Inc. is a Nevada corporation originally organized as a Nevada limited liability company on December 2, 2017, and converted to a corporation on June 16, 2020. The Company’s subsidiaries include BOXABL NV Dealer, LLC (Nevada), Build IP LLC (Nevada), and BOXABL Developer, LLC (Texas). These unaudited interim condensed consolidated financial statements include the results of all subsidiaries and have been prepared in accordance with GAAP. The Company’s headquarters are in Las Vegas, Nevada.

BOXABL Inc. has developed a modular building system using advanced manufacturing processes and automotive-industry technology. Its products, referred to as “Casitas” or “Boxes,” are sustainable, high-quality buildings that benefit from mass-production practices. The Company has also developed patented folding and shipping technology enabling transport over existing roadways.

The Company’s Casitas can be configured for sale as a Park Model RV under ANSI A119.5 in the majority of U.S. states, and as a modular home in New Mexico, Nevada, California, Texas, and South Carolina, as well as in certain jurisdictions without a state-regulated modular program.

Business Combination

On August 4, 2025, the Company entered into an Agreement and Plan of Merger (as amended, the “Merger Agreement”) with FG Merger II Corp., a Nevada corporation (“FGMC”), and FG Merger Sub II Inc., a wholly-owned FGMC subsidiary (“Merger Sub”), providing for a business combination transaction (the “Business Combination”). On July 17, 2026, the Business Combination was completed: Merger Sub merged with and into the Company, with the Company surviving as a wholly-owned subsidiary of FGMC, and immediately thereafter the Company merged with and into FGMC, with FGMC continuing as the surviving public company and changing its name to BOXABL Inc. For further information regarding the Business Combination, including the merger consideration, exchange ratios, and pro forma financial information, see the Current Report on Form 8-K filed July 23, 2026, by the Combined Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with GAAP for interim financial information. They do not include all information and footnotes required for complete annual financial statements. In the opinion of management, all adjustments necessary for a fair statement have been included. All intercompany transactions and balances have been eliminated in consolidation. Operating results for the three months ended June 30, 2026 are not necessarily indicative of results for the full year ending December 31, 2026. Amounts are expressed in U.S. dollars, rounded to the nearest thousand. The Company’s fiscal year ends December 31.

These financial statements should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2025, included in the Company’s Annual Report on Form 10-K filed with the SEC on March 27, 2026.

The Company is an “emerging growth company” as defined in Rule 12b-2 of the Securities Exchange Act of 1934, (the “Exchange Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Section 107 of the JOBS Act provides that an emerging growth company may take advantage of the extended transition period provided in Section 13(a) of the Exchange Act for complying with new or revised accounting standards. The Company has elected to take advantage of this extended transition period and accordingly is not required to adopt new or revised accounting standards on the effective dates as they apply to public companies.

Correction of Immaterial Error

Management identified an immaterial error related to 2025 Series A-3 offering costs, resulting from incomplete and inconsistent information received from the third-party escrow agent. The error understated equity and current assets by approximately $1.2 million. Management concluded the error was not material to any previously issued financial statements and recorded the correction as an out-of-period adjustment, reflected within Series A-3 offering costs on the statement of equity only. The Company has evaluated and concluded that this misstatement as not material, either individually, nor in the aggregate, to its previously issued consolidated financial statements. Accordingly, management believes that the recording an out of period adjustment in the three and six months ended June 30, 2026 is appropriate and that restatement of previously issued financial statements is not required.

Prior Period Reclassification

Certain prior period amounts have been reclassified to conform to the current period presentation.

Use of Estimates

The preparation of these financial statements in conformity with GAAP requires management to make estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures. These estimates are based on information available as of the date of the financial statements, including historical information and various assumptions that management believes are reasonable. Actual results could differ materially from these estimates.

Risks and Uncertainties

The Company’s business and operations are sensitive to general business and economic conditions in the U.S. and worldwide, along with local, state, and federal governmental policy decisions. Adverse conditions, including recession, economic downturn, or governmental policy changes, could affect the Company’s financial condition, results of operations, and cash flows.

Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company uses the following hierarchy:

Level 1 – Quoted prices for identical assets and liabilities in active markets. The Company’s investments in U.S. Treasury securities and digital assets (Bitcoin) are Level 1 instruments.

Level 2 – Observable inputs other than quoted prices included in Level 1.

Level 3 – Unobservable inputs based on the Company’s own assumptions. The Company values employee stock options (NQSOs, ISOs) and RSUs at grant date fair value using Level 3 inputs. See Note 12.

Restricted Cash and Deposits

On June 1, 2023, the Company deposited $3,714 thousand as a facility lease security deposit held in restricted cash. As of June 30, 2026, and December 31, 2025, the Company held $4,006 thousand and $3,968 thousand, respectively, as restricted cash.

Accounts Receivable

Accounts receivable consists of amounts due from customers for Casita sales and services. The portion estimated to be uncollectible is recorded as a credit loss provision, a contra receivable balance, in accordance with ASC 326 (ASU 2016-13), Current Expected Credit Losses (“CECL”). As of June 30, 2026 and December 31, 2025, the allowance for credit losses associated with accounts receivable was $71 thousand and $189 thousand, respectively.

Investments in Marketable Debt Securities

When held, the Company classifies its U.S. Treasury bill and note investments as available-for-sale debt securities, reported at fair value with unrealized gains and losses recorded in other comprehensive income (loss). As of June 30, 2026 and December 31, 2025, the Company held no short-term treasury investments.

Inventories, net

Inventories consist of raw materials, in-bound freight and duties, work-in-progress, consignment, and finished goods. Inventories available for sale are valued at the lower of cost or net realizable value. Cost is determined using an allocation methodology, which approximates actual cost. This valuation requires us to make judgments, based on currently available information, about the likely method of disposition, such as through sales to individual customers, bulk sales, and the expected recoverable values for each disposition category.

The Company maintains a slow-movement inventory policy under which an allowance for inventory obsolescence is established as a percentage of net realizable value based on the age of inventory units.

Inventory items that the Company deems to have no foreseeable use or are physically damaged are subject to a 100% allowance upon identification. The evaluation and classification of such items is reviewed and approved by the Company’s Controller and CFO prior to recording the allowance.

Inventory items are classified as having no foreseeable use or as physically damaged based on a formal evaluation performed in conjunction with the Company’s quarterly physical inventory count.

No foreseeable use is determined when inventory units have no current or anticipated production application, have been superseded by updated component specifications or design changes, are in excess of any reasonably foreseeable production demand based on current backlog and sales pipeline, or relate to discontinued product configurations or supplier relationships. Such determinations are made by production and engineering personnel in coordination with purchasing and are documented at the time of the quarterly count.

Physically damaged inventory is identified through direct inspection during the quarterly physical count process. Units are classified as physically damaged when they exhibit structural defects, material degradation, or other conditions that render them unsuitable for incorporation into finished goods or resale. Damaged units are tagged, segregated from usable inventory, and documented in the Company’s inventory management system with a description of the damage observed.

The allowance for slow-moving or obsolete inventory is recorded as a reduction to inventory with a corresponding charge to cost of goods sold. As of June 30, 2026, and December 31, 2025, the allowance for inventory obsolescence established under this slow-movement policy was $1,803 thousand and $0, respectively, and inventories are presented net of the aggregate allowance on the consolidated balance sheet. This policy was adopted effective January 1, 2026.

On an ongoing basis, the Company performs cycle counts of its inventory and records an inventory valuation allowance for specific inventory items that have become obsolete or have a cost basis in excess of expected net realizable value. The book value of obsolete inventory items is netted against the Company’s allowance for slow moving inventories, and any differences between cost and estimated realizable value is recognized as an expense.

Loan Receivables, net

Loan receivables consist of formal credit arrangements with customers, where a portion of the sales proceeds consist of an interest-bearing loan originated by the Company. Loan receivables are classified as current or non-current based on contractual term. A credit loss allowance is recorded in accordance with ASC 326 (CECL). To mitigate credit losses, the Company reviews the borrower’s creditworthiness and generally requires an unlimited personal guarantee from the borrower’s sponsor and ensures the loan is secured by the underlying Casita asset.

Property and Equipment, net

Property and equipment are stated at cost, net of accumulated depreciation. Expenditures for maintenance, repairs, and minor improvements are charged to expense as incurred. When property and equipment is retired or disposed of, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is recognized. Major improvements with economic lives greater than one year are capitalized. Leasehold improvements are depreciated over the lesser of the lease term or estimated useful life. Depreciation is computed using the straight-line method over the following estimated useful lives:

Computers and other peripheral equipment	3 years
Furniture and fixtures	7 years
Machinery and equipment	5-15 years
Tenant improvements	2-5 years
Vehicles	5 years
Casita fixed assets	25 years

Digital Assets

The Company adopted a Bitcoin (“BTC”) treasury reserve strategy in May 2025. The Company accounts for its digital assets, which are comprised solely of BTC, under ASU 2023-08 (Intangibles – Goodwill and Other – Crypto Assets, Subtopic 350-60), which requires BTC to be measured at fair value each reporting period with gains and losses recognized in net income. The Company determines the fair value of its BTC based on quoted prices on the Coinbase exchange, the active exchange that the Company has determined is its principal market for BTC (Level 1 input). Changes in fair value are recognized within other income (expense) in the statements of comprehensive loss. The Company’s BTC is initially recorded at cost, inclusive of transaction costs and fees, and subsequently remeasured at fair value. The Company establishes a deferred tax liability if the BTC fair value at the reporting date exceeds its average cost basis.

The following table summarizes the Company’s digital asset purchases, gains (losses) on digital assets, for the six months ended June 30, 2026:

(In Thousands, except number of Bitcoins)
Digital asset carrying value at January 1, 2025	-
Bitcoins Purchased	10
Digital asset purchases	$1,100
Mark to market	(207)
Digital asset carrying value at December 31, 2025	$893
Bitcoins Purchased	-
Digital asset purchases	$-
Mark to market	(295)
Digital asset carrying value at June 30, 2026	$598

As of June 30, 2026, the Company held 10 Bitcoin with an aggregate cost basis of $1,100 thousand and a fair value of $598 thousand, resulting in a cumulative unrealized loss of $502 thousand. The Company did not sell any of its Bitcoins during the six months ended June 30, 2026.

The Company did not hold any Bitcoin during the three months ended June 30, 2025.

Intangible Assets

The Company has intangible assets amortized over their respective estimated lives on a straight-line basis, and reviewed for impairment whenever events or circumstances indicate the carrying amount may not be recoverable. The Company’s intangible assets include intellectual property associated with Patents and Trademarks (amortized over 14 years or the stated expiration date, whichever is more determinable), implementation costs for cloud computing and hosting arrangements for SaaS arrangements (amortized over economic or legal life, whichever is shorter), and domain names. The Company applies the following useful lives:

Intellectual property	14 years
Software	1-3 years
Domain	5 years

Software development costs for software being developed for sale or external use are recognized in research and development expenses until the software has reached technological feasibility.

Revenue Recognition

Revenue is recognized under ASC 606 when performance obligations are satisfied. Control of casitas generally transfers upon shipment. Occasionally, performance obligations may also include delivery, installation, or other services. Customer payments received prior to the delivery are recorded as deferred revenue and recognized when the performance obligation is satisfied. Revenue is measured at the transaction price, net of estimated returns, discounts, and amounts collected on behalf of third parties.

Cost of Goods Sold

Cost of goods sold includes material costs, inbound and outbound freight, direct labor, and allocated overhead. Inventory write-downs or slow-moving inventory allowances are charged to cost of goods sold.

Advertising Costs

Advertising and promotional costs are expensed as incurred. Marketing costs attributable to equity issuances are recorded as a reduction of offering proceeds.

Research and Development

Research and development costs consisting of design, materials, and consultants related to prototype and process improvements and developments are expensed as incurred.

Concentration of Credit Risk

Cash and Cash Equivalents:

Financial instruments that potentially expose the Company to a concentration of credit risk consist primarily of cash and cash equivalents. The Company classifies all highly liquid instruments with an original maturity of three months or less as cash equivalents. Due to the short maturity of these cash equivalents, the carrying amounts of these instruments approximate their fair values. Cash and cash equivalents are maintained at high quality financial institutions. As of June 30, 2026, and December 31, 2025, the Company’s deposits exceeded the Federal Deposit Insurance Corporation (FDIC) limit. The Company has not experienced any losses with respect to its cash balances.

Based upon assessment of the financial condition of these institutions, management considers that the risk of loss of any uninsured balances does not have a significant impact on the Company’s operations.

Customers:

During the three months ended June 30, 2026, revenues from four customers made up 91% of the Company’s revenues. During the six months ended June 30, 2026, revenues from two customers made up 67% of the Company’s revenues. During the three months ended June 30, 2025, revenues from four customers made up 89% of the Company’s revenues. During the six months ended June 30, 2025, revenues from four customers made up 77% of the Company’s revenues.

As of June 30, 2026 and December 31, 2025, loan receivables from 2 customers represented 89% and 89% of the Company’s loan receivable. As of June 30, 2026 Accounts Receivable from 1 customer represented 86% of the Company’s accounts receivable. As of December 31, 2025, there were no customers with significant concentrations of accounts receivable.

Stock-Based Compensation

The Company applies ASC 718 to all stock-based awards. Stock options are valued at the fair value on the date of the grant is issued using Black-Scholes and recognized on a straight-line basis over the vesting period. Effective October 18, 2024, RSUs are subject to a performance condition (a monetization event); no RSU compensation is recognized until such event becomes probable.

See Note 12 – Stockholders’ Equity – Preferred and Common Stock for a description of the amendments to the Company’s articles of incorporation and Note 12 – Stockholders’ Equity – Stock-based Compensation for a description of our amended and restated Plan, each of which became effective October 18, 2024.

Determining the grant date fair value of options using the Black-Scholes option-pricing model requires management to make assumptions and judgments. These estimates involve inherent uncertainties and, if different assumptions had been used, stock-based compensation expense could have been materially different from the amounts recorded.

The 2026 Omnibus Incentive Plan is designed to support the Company’s growth and profitability by providing short- and long-term incentives aligned with its objectives, reward strong individual performance, promote teamwork, and enhance the Company’s ability to attract and retain key employees, directors, and consultants. The Company has not issued any grants nor has recognized any forfeitures under this plan.

Income Taxes

The Company accounts for income taxes under ASC 740 using the asset and liability method. Deferred tax assets are reduced by a valuation allowance when it is more likely than not they will not be realized.

Contingencies

The Company is involved in lawsuits, claims, and proceedings, which arise in the ordinary course of business. In accordance with the FASB ASC Topic 450 Contingencies, the Company shall make a provision for a liability when it is both probable that a loss has been incurred and the amount of the loss can be reasonably estimated.

Basic and Diluted Net Loss Per Share

Basic net loss per share is computed by dividing the net loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. Diluted net loss per share reflects the actual weighted average of common shares issued and outstanding during the period plus potential common shares. Stock options and convertible instruments are considered potential common shares and are included in the calculation of diluted net loss per share when their effect is dilutive. As all potentially dilutive securities are anti-dilutive for the periods presented as a result of the net loss, diluted net loss per share is the same as basic net loss per share for each period.

The following table summarizes potentially dilutive securities and the resulting common share equivalents outstanding as of June 30, 2026 and December 31, 2025, respectively, that were excluded from the diluted share computation:

	Balance as of
(In Thousands)	June 30, 2026	December 31, 2025
Stock options	43,641	43,817
Restricted stock units	119,226	127,936
Warrants	-	18,573
Preferred stock	1,328,038	1,327,942
Potentially dilutive shares	1,490,905	1,518,268

Leases

The Company accounts for operating leases under ASC 842. Right-of-Use (“ROU”) assets and lease liabilities are recognized at the present value of future minimum lease payments. The Company has no finance leases.

Warranty Provision

The Company generally offers its customers a manufacturer’s warranty on Casita products sold for a period of one year. Management records an expense to cost of goods sold for the costs of warranty repairs at the time of sale. Management’s estimate for warranties is based on sales levels and historical costs of providing warranties. As of June 30, 2026, and December 31, 2025, respectively, the Company’s reserve for warranty totaled $20 thousand and $11 thousand.

Recent Accounting Pronouncements

Accounting Standards Update No. 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. Effective for the Company for annual and interim reporting periods beginning after December 15, 2027, with early adoption permitted. The amendments shall be applied on a prospective basis to costs incurred on or after the date of adoption, with an option to apply to projects in process. The Company adopted ASU 2025-06 on a prospective basis effective January 1, 2026. The adoption did not have a material impact on the Company’s consolidated financial statements.

Accounting Standards Update 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. Effective for annual and interim periods beginning after December 15, 2025. The Company adopted this standard effective January 1, 2025. The adoption did not have a material impact on the financial statements.

Accounting Standards Update 2025-04, Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Clarifications to Share-Based Consideration Payable to a Customer. Effective for annual periods beginning after January 1, 2026. The Company adopted ASU 2025-04 on a modified retrospective basis, effective January 1, 2026. The adoption did not have a material impact on the Company’s consolidated financial statements.

Accounting Standards Update 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest. Effective for annual periods beginning after December 31, 2026. In connection with the Business Combination with FG Merger II Corp., which closed on July 17, 2026, the Company determined that BOXABL was the accounting acquirer under ASC 805, notwithstanding that FGMC was the legal acquirer, consistent with the guidance in ASU 2025-03. The Company will adopt this standard on its effective date and does not expect it to have a material impact on its consolidated financial statements, as the accounting acquirer determination for the Business Combination has already been made.

Accounting Standards Update 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. Effective for the Company for annual reporting periods beginning after December 15, 2026, and for interim reporting periods within annual reporting periods beginning after December 15, 2027. The Company is currently evaluating the potential impact of this update on its consolidated financial statements in conjunction with Accounting Standards Update 2024-03, discussed below.

Accounting Standards Update 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. Effective for annual periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. The Company is currently evaluating the potential impact of this update on its consolidated financial statements. The adoption of ASU 2025-01 together with ASU 2024-03 is not expected to have a material impact on the Company’s results of operations, financial position, or cash flows, as the amendments affect disclosures only, such as expanded expense-disaggregation disclosures designed to provide users of the financial statements with more transparency into the nature of the Company’s expenses and cost structure.

Accounting Standards Update No. 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements. Effective for public entities for interim periods within fiscal years beginning after Dec. 15, 2027, with early adoption permitted. The company is evaluating this standard.

Management does not believe any other recently issued but not yet effective accounting standards will have a material impact on these financial statements.

NOTE 3 – GOING CONCERN

These unaudited interim condensed consolidated financial statements have been prepared under the assumption that the Company will continue as a going concern. Substantial doubt about the Company’s ability to continue as a going concern exists. For the six months ended June 30, 2026, the Company reported a net loss of $17,182 thousand and operating cash outflow of $15,865 thousand. At June 30, 2026, the Company had an accumulated deficit of $793,166 thousand, compared to $775,984 thousand at December 31, 2025. Absent additional action, the Company will require additional liquidity to continue operations over the next 12 months.

Management’s plan to address this uncertainty includes: (a) continued tight controls over operating costs; (b) accelerating Casitas deliveries and sales; and (c) raising capital through equity financing. Subsequent to June 30, 2026, on July 17, 2026, the Company completed the Business Combination with FG Merger Corp. II (“FGMC”). In connection with the closing, holders of 3,466,086 FGMC public shares elected to redeem their shares, resulting in a net trust balance of approximately $47.2 million released to the combined company. Of that amount, approximately $31.1 million was applied to fund the Combined Company’s prepayment obligations under the Forward Purchase Agreement described in Note 16 — Subsequent Events, with a portion of the remainder applied toward transaction costs and other closing obligations, resulting in a net increase of approximately $6.4 million in unrestricted cash. See the Company’s Current Report on Form 8-K filed July 23, 2026 for further detail. Management has evaluated the Company’s ability to continue as a going concern through the date these financial statements are issued, taking into account the actual net proceeds realized upon closing described above, together with capital on hand and expected future funding, including expected growth in product sales. However, there can be no assurance management’s plans will be achieved.

NOTE 4 – INVESTMENTS

As of June 30, 2026, and December 31, 2025, the Company held no investments in U.S. Treasury securities ($0 and $0, respectively).

For the three and six months ended June 30, 2025, the Company held U.S. Treasury securities classified as available-for-sale. Unrealized loss on investments for the three and six months ended June 30, 2025, were $135 thousand and $170 thousand, respectively, recognized in other comprehensive loss.

NOTE 5 – INVENTORIES, NET

As of June 30, 2026, and December 31, 2025, inventories consist of the following:

	Balance as of
	June 30,	December 31,
(In Thousands)	2026	2025
Raw material	$2,642	$2,497
Inventory in-transit	241	-
Work-in progress	6,554	6,683
Consignment	29	29
Finished goods	10,208	9,639
Reserve for slow moving inventory	(1,803)	-
Total inventory	$17,871	$18,848

For the six months ended June 30, 2026, the Company recognized an expense of $1,803 thousand within cost of goods sold on the unaudited interim consolidated statement of comprehensive loss to align our slow-moving and obsolete inventory allowance as per the policy described in Note 2. For the six months ended June 30, 2025, the Company recorded $8,430 thousand related to obsolete and damaged inventory within cost of goods sold on the unaudited interim consolidated statements of comprehensive loss. The June 30, 2025 inventory valuation adjustment followed an inventory slow movement analysis, whereby the Company wrote down 68 units that had been held in inventory for an extended time period and for which the Company determined that it was not cost effective to rework.

For the three months ended June 30, 2026 and 2025, the Company recorded expenses of $839 and $8,346 thousand, respectively, related to obsolete and damaged inventory within cost of goods sold on the unaudited interim consolidated statements of comprehensive loss.

For the six months ended June 30, 2026 and 2025, the Company recorded inventory valuation adjustments of $4,883 thousand and $3,364 thousand, respectively, within cost of goods sold on the unaudited interim consolidated statements of comprehensive loss to reduce the carrying value of finished goods inventory to net realizable value.

For the three months ended June 30, 2026 and 2025, the Company recorded inventory valuation adjustments of $2,986 thousand and $1,300 thousand, respectively, within cost of goods sold on the unaudited interim consolidated statements of comprehensive loss to reduce the carrying value of finished goods inventory to net realizable value.

NOTE 6 – LOAN RECEIVABLES, NET

As of June 30, 2026 and December 31, 2025, gross loan receivables totaled $1,246 thousand and $1,275 thousand, respectively. The Company has determined that the expected credit losses on these loan receivables are substantially equal to their gross carrying amount based on the borrowers’ historical payment patterns, the underlying collateral value, and management’s assessment of collectability. Accordingly, the Company has established an allowance for credit losses under ASC 326 of $1,246 thousand and $1,217 thousand as of June 30, 2026 and December 31, 2025, respectively.

The following table presents the roll forward of the CECL allowance for the six months ended June 30, 2026:

	For the Six Months Ended June 30, 2026
Allowance for Credit Losses	Current Loan Receivable	Non- Current Loan Receivable	Accounts Receivable
Balance as of December 31, 2025	$379	$838	$189
Provision for credit losses	20	20	-
Write-offs	-	-	-
Recoveries	(11)	-	(118)
Balance as of June 30, 2026	$388	$858	$71

NOTE 7 – PROPERTY AND EQUIPMENT, NET

The Company’s property and equipment consists of the following amounts as of June 30, 2026, and December 31, 2025:

	Balance as of
(In Thousands)	June 30, 2026	December 31, 2025
Computers and other peripheral equipment	$409	$409
Furniture and fixtures	182	182
Machinery and equipment	7,998	7,998
Tenant improvements	2,847	2,847
Vehicles	564	588
Land	58	58
Casita fixed assets	834	834
	12,892	12,916
Less: Accumulated depreciation	(6,485)	(5,581)
Property, plant and equipment - net	$6,407	$7,335

Depreciation

During the six months ended June 30, 2026, and 2025, the Company recognized $399 thousand and $901 thousand, respectively, in depreciation expense. During the three months ended June 30, 2026 and 2025, the Company recognized $240 thousand and $435 thousand, respectively, in depreciation expense.

Deposits on Equipment

As of June 30, 2026, and December 31, 2025, the Company recorded $259 thousand and $93 thousand, respectively, for deposits on equipment which is reported within “Deposits on equipment” on the consolidated balance sheets.

NOTE 8 – INTANGIBLE ASSETS, NET

The Company held the following intangible assets as of June 30, 2026, and December 31, 2025:

	Balance as of
	June 30,	December 31,
(In thousands)	2026	2025
Asset
Intellectual property	$442	$426
Software	261	261
Domain	50	50
	753	737
Less: Accumulated amortization	(383)	(240)
Total	$370	$497

During the six months ended June 30, 2026, and 2025, the Company recognized $143 thousand and $26 thousand in amortization expense, respectively. During the three months ended June 30, 2026 and 2025, the Company recognized $24 thousand and $13 thousand, respectively, in amortization expense.

NOTE 9 – CURRENT LIABILITIES

Accounts Payable

Accounts payable as of June 30, 2026, and December 31, 2025 consisted of the following:

	Balance as of
(In thousands)	June 30, 2026	December 31, 2025
Outstanding vendor bills	$731	$811
Sales tax payable	102	$88
Credit card balances	107	85
Total	$940	$984

Customer Deposits

As of June 30, 2026, and December 31, 2025, customer deposits were $3,466 thousand and $3,551 thousand, respectively, consisting of pre-order deposits from customers.

Deferred Revenue

Deferred revenue is comprised of prepayments on unfulfilled purchase orders. Deferred revenue consisted of the following as of June 30, 2026, and December 31, 2025:

	As of
(In Thousands)	June 30, 2026	December 31, 2025
Deferred revenue, beginning of period	$1,548	$2,286
Add: Payments received in advance of delivery	1,293	2,024
Less: Revenue recognized from beginning balance	(145)	(945)
Less: Adjustments	(1,092)	(1,817)
Deferred revenue, end of period	$1,604	$1,548

NOTE 10 –LEASES

On December 29, 2020, the Company signed a 65-month lease for its 173,000 sq. ft. factory facility, commencing on May 1, 2021. As of December 31, 2020, a $525 thousand security deposit, first month’s rent, $87 thousand, and first-month’s Tenant’s Percentage of Operating Expense Fees (“CAM”) $19 thousand, had been paid to the landlord. The monthly CAM varies from month to month.

After December 31, 2022, the Company amended the lease agreement to obtain additional space in a neighboring warehouse for four years, with the first month’s base rent of $116 thousand, increasing by 4% annually. During the year ended December 31, 2025, the Company performed improvements to the leased facility. In connection with these improvements, the Company made an additional security deposit of $259 thousand to the landlord.

On June 10, 2022, the Company signed a 73-month lease for a 132,960 sq. ft warehouse, commencing the earlier of (a) 30 days after substantial completion of tenant work by the landlord or (b) tenant commencing operation in the building. The lease commencement date was determined to be February 1, 2023. The initial base rent is $104 thousand and will increase 4% every year.

In accordance with the company’s lease contracts, in 2023 the company received a partial refund of its security deposit for $100 thousand. Additionally, in 2025 the Company received additional partial refunds of its security deposits for $445 thousand. As of December 31, 2025 the Company has a total of $854 thousand on record for leased space security deposits.

The Company recognizes lease expense for its operating leases on a straight-line basis over the lease term. Most leases include one or more options to renew, with renewal terms that can extend the lease term. The Company has determined that it was reasonably certain that the renewal options would be exercised based on previous history and knowledge, current understanding of future business needs and the level of investment in leasehold improvements, among other considerations. The incremental borrowing rate used in the calculation of the lease liability is based on the rate available to the Company. The depreciable life of assets and leasehold improvements are limited by the expected lease term. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Certain subsidiaries of the Company rent or sublease certain office space to/from other subsidiaries of the Company.

As of June 30, 2026 and December 31, 2025, Right of Use Assets, net, were $4,888 thousand and $6,646 thousand, respectively, current operating lease liabilities were $2,933 thousand and $3,520 thousand, respectively, and non-current operating lease liabilities were $2,366 thousand and $3,648 thousand, respectively.

The following table presents the maturity of operating lease liabilities as of June 30, 2026:

Remaining lease payments	Fiscal year
2026	1,787
2027	2,102
2028	1,509
Thereafter	258
Total lease payments	$5,656
Less: Imputed interest	(356)
Total lease liability	$5,300

As of June 30, 2026 and December 31, 2025, the weighted average remaining lease term was 2.1 years and 2.4 years, respectively. As of June 30, 2026 and December 31, 2025, the weighted average incremental borrowing rate was 5.9% and 5.7%, respectively.

NOTE 11 – RELATED PARTY TRANSACTIONS

The Company had the following transactions with related parties:

	Six Months Ended June 30,		Three Months Ended June 30,
(In Thousands)	2026	2025	2026	2025
Consolidated Statement of Comprehensive Loss
Rental income (1)	$44	$44	$22	$22

	Balance as of
(In Thousands)	June 30, 2026	December 31, 2025
Consolidated Balance Sheets
Preferred Stock (2)	$1,719	$1,719

(1)	The Company has a contract with the majority shareholder and Co-CEO to share certain costs related to office space, support staff, and consultancy services. Refer to Exhibit 10.15 for details of lease to Supercar System. In addition, under the services agreement between the Company and Supercar System, effective January 1, 2023, the Company receives reimbursements for the Company’s employees who provide services to Supercar System’s business. Supercar System is controlled by the Company’s Co-CEO, Paolo Tiramani. As of June 30, 2026 and December 31, 2025, Supercar System had a balance due to BOXABL of $0 and $5.7 thousand, respectively, related to payroll costs funded by the Company, that were included in Accounts Receivable.

(2)	As of June 30, 2026 and December 31, 2025, the Company had 26,726 thousand shares outstanding of Series A Preferred Stock, representing an initial cost of $427 thousand held by certain related parties including the spouse and in-laws to the Co-Chief Executive Officer and Chief Marketing and Strategy Officer. As of June 30, 2026 and December 31, 2025, the Company had 5,884 thousand shares outstanding of Series A-1 Preferred Stock, representing an initial cost of $372 thousand held by certain related parties including the in-laws to the Co-Chief Executive Officer and Chief Marketing and Strategy Officer and a former Director of the Company. As of June 30, 2026 and December 31, 2025, the Company had 12,834 thousand Nonqualified Stock Options representing an initial grant date fair value of $920 thousand held by certain related parties including the spouse to the Co-Chief Executive Officer and Chief Marketing and Strategy Officer of the Company. See Note 12 – Stockholders’ Equity.

NOTE 12 – STOCKHOLDERS’ EQUITY

Preferred and Common Stock

Effective October 21, 2024, the Company filed an amendment to the articles of incorporation which increased the authorized Common Stock from 6.6 billion shares to 17.8 billion shares of Common Stock, $0.00001 par value per share, and increased the authorized Preferred Stock from 13.4 billion shares to 14.4 billion shares of Preferred Stock, $0.00001 par value per share. The number of authorized Preferred Stock designated as Non-Voting Series A, A-1, A-2, and A-3 did not change, but the undesignated Preferred Stock of 1.25 billion shares increased to an authorized 2.25 billion shares of undesignated Preferred Stock, $0.00001 par value per share.

Preferred Stock Liquidation Preference

The following table summarizes the liquidation preferences as of June 30, 2026, in order of liquidation:

(In Thousands)	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference Balance
Series A-3 Preferred Stock	8,750,000	109,854	87,883
Series A-2 Preferred Stock	2,050,000	174,324	139,459
Series A-1 Preferred Stock	1,100,000	855,320	67,570
Series A Preferred Stock	250,000	188,540	3,205
Non-classified Preferred Stock	2,250,000	-	-
Total Series A Preferred Stock	14,400,000	1,328,038	$298,117

Sales of Preferred Stock

During the six months ended June 30, 2026 and 2025, the Company issued 645 thousand and 67,126 thousand shares of Series A-3 Preferred Stock for gross proceeds of $516 thousand and $49,844 thousand, respectively.

Specifically, during the six months ended June 30, 2025, the Company issued:

-	60,347,168 shares of Series A-3 Preferred Stock for gross proceeds of $47,178 thousand through Regulation A.
-	6,778,832 shares of Series A-3 Preferred Stock for gross proceeds of $5,101 thousand through Regulation D.
-	44,250 shares of Series A-2 Preferred Stock for gross proceeds of $35 thousand.

Warrants

In connection with the issuance of certain A-3 shares, as of June 30, 2026 and December 31, 2025, respectively, the Company has issued 0 and 18,573 thousand warrants, respectively, that are exercisable at a price of $0.80 per share. Warrants are exercisable for three years from the date of purchase (the “Exercise Period”); provided, however, that the Company may call the warrants, in its sole discretion, at any time upon 30 days written notice to the Shareholders. Each warrant could be exercised by the holder for one share of A-3 Preferred Stock. All unexercised warrants expired on March 1, 2026. During the six months ended June 30, 2026, 645,250 warrants were exercised, for which the Company issued 645,250 shares of Series A-3 Preferred Stock and recognized gross proceeds of $516,200. No warrants were exercised during the three months ended June 30, 2026.

Escrow Receivable

As of June 30, 2026 and December 31, 2025, the Company recorded $0 thousand and $135 thousand, respectively, of investment holdbacks in escrow receivable on its consolidated balance sheets. These amounts represent cash balances held by third party custodians on behalf of the broker-dealer associated with the Company’s equity offerings, for the benefit of BOXABL. For share sales that have closed during the quarter, Company accrues an escrow receivable to account for the gross proceeds of the equity offering that are held by the third-party custodian. This escrow receivable is settled when cash is received by the Company.

Offering Costs and Deferred Offering Costs

As of June 30, 2026 and December 31, 2025, the Company incurred offering costs of $0 thousand and $888 thousand, respectively. These costs included legal fees, targeted marketing and other deferred costs related directly to the open offerings

Stock-based Compensation

On August 12, 2024, the Company amended and restated the Amended 2021 Stock Incentive Plan (“Plan”) to increase the number of shares of Common Stock reserved for issuance under the Plan to 550 million shares (previously 150 million shares were reserved for issuance under the 2021 Stock Incentive Plan), as well as certain other amendments, subject to stockholder approval and notice. The Plan, as amended and restated, became effective on October 18, 2024.

Administration:

The Board of Directors delegated to the Compensation Committee of the Board of Directors the authority to administer the Plan (the “Plan Administrator”), which includes the authority to interpret the Plan, to prescribe, amend, and rescind rules and regulations relating to the Plan, to provide for conditions and assurances deemed necessary or advisable to protect the interest of the Company, and to make all other determinations necessary for the administration of the Plan to the extent not contrary to the express provisions of the Plan.

Eligibility:

Eligible participants in this Plan include the employees of, non-employee directors of, and consultants to the Company. To the extent permitted by applicable law, awards may also be granted to prospective employees and non-employee members of the Board, but no portion of any such award shall vest, become exercisable, be issued or become effective prior to the date on which such individual begins providing services to the Company.

The Plan Administrator has the sole discretion to determine which participants will receive an award, including the determination of whether an award to an eligible participant will further the Plan’s purposes of providing incentives to attract, retain and motivate eligible persons whose present and potential contributions are important to the Company’s success by offering them an opportunity to participate in the Company’s future performance through the grant of awards, as well as the type of any award to be granted, the number of shares of Common Stock subject to any award, and the terms and conditions of any award.

Awards:

As of June 30, 2026, only Stock Options and Restricted Stock Units (“RSUs”) were outstanding under the Plan.

The Plan permits the following types of awards:

Stock Appreciation Rights:

Stock Appreciation Rights (“SARs”) may be granted to Participants and shall have a per-share base value equal to the Fair Market Value of a share of Common Stock on the Grant Date. SARs may be settled at such times, and subject to restrictions and conditions, which need not be the same for all Participants; provided that no SAR shall settle later than ten (10) years from the Grant Date. Upon settlement, the Participant shall be entitled to receive payment of an amount determined by multiplying (a) the difference, if any, between the Fair Market Value of one share of Common Stock on the date of settlement and the base value of one share of Common Stock on the Grant Date; and (b) the number of shares of Common Stock with respect to which the SAR is settled. Payment for SARs shall be in cash, shares of Common Stock of equivalent value, or in a combination thereof. As of June 30, 2026, the Company has not issued any SARs.

Restricted Stock Unit:

Restricted Stock Unit awards may be subject to transfer and other restrictions including, without limitation, continued employment, performance conditions, or limitations on voting and/or dividend rights. Restricted Stock awards will be forfeited if the restrictions imposed on the Grant Date have not expired at the time of termination of employment or service in the case of a non-employee director or consultant. As of June 30, 2026, and December 31, 2025, the Company had granted (net of forfeitures) 119,225,633 and 127,936,350 Restricted Stock Units, respectively, which are subject to time and performance vesting conditions.

Stock Grant Awards:

Stock Grant Awards grant the Participant the right to receive (or purchase at such price as previously determined in the award) a designated number of shares of Common Stock free of any vesting restrictions. The purchase price, if any, shall be payable in cash or other form of consideration. Stock Grant Awards may be granted or sold in respect of past services or other valid consideration, or in lieu of any cash compensation due to the Participant. As of June 30, 2026 and December 31, 2025, respectively, the Company has not issued any Stock Grant Awards.

Stock Options:

Under the Plan, Stock Options may be granted to Eligible Participants at a per-share exercise no less than 100% of the Fair Market Value of one share of Common Stock as of the Grant Date. The Administrator shall determine when the Stock Option may be exercised, including any performance, vesting or other conditions, provided the term does not exceed ten (10) years from the Grant Date. If the Participant’s employment or service is terminated for cause, their unexercised Stock Options immediately lapse, including any vested Stock Options. Incentive Stock Options (“ISOs”) may only be granted to Participants who are also employees. The exercise price of ISOs shall equal the Fair Market Value of one share of Common Stock as of the Grant Date and shall expire upon the earlier of ten (10) years from the Grant Date (unless a shorter time is set in the Participant’s award agreement), provided that, ISOs granted to an employee who owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company must have a per-share exercise price of no less than 110% of the Fair Market Value of one share of Common Stock as of the Grant Date and cannot have a term exceeding five (5) years from the Grant Date. The vested portion of a Stock Option lapses three (3) months following the effective date of the Participant’s termination of employment or twelve (12) months following the effective date of the Participant’s termination of employment due to death or disability, as defined in the Plan (in each case, unless a shorter time is set in the Participant’s award agreement) but in no event later than the expiration of the Stock Option.

A summary of Stock Option activity as of June 30, 2026 and December 31, 2025 is as follows:

	Weighted Average Exercise Price per Share
(In Thousands except for per share price)	Stock Options	Exercise Price per Share	Term (in years)
Outstanding as of December 31,2024	50,196	$0.17	7.65
Granted	-	-	-
Exercised	-	-	-
Forfeited/cancelled	(6,379)	0.33
Outstanding as of December 31, 2025	43,817	$0.44	6.45
Granted	-	-
Exercised	-	-
Forfeited/cancelled	(176)	0.44
Outstanding as of June 30, 2026	43,641	0.44	6.20
Exercisable as of June 30, 2026	43,641	$0.44	6.20

The Company accounts for share-based compensation arrangements using a fair value method which requires the recognition of compensation expense for costs related to all share-based payments, including stock options. The fair value method requires the Company to estimate the fair value of share-based payment awards on the date of grant using an option pricing model. The Company uses the Black-Scholes pricing model to estimate the fair value of Stock Options granted that are then expensed on a straight-line basis over the vesting period. The Company accounts for forfeitures as they occur in the year of forfeiture and share-based compensation expense adjusted accordingly. Option valuation models, including the Black-Scholes option-pricing model, require the input of highly subjective assumptions, and changes in the assumptions used can materially affect the grant-date fair value of an award. These assumptions include the risk-free rate of interest, expected dividend yield, expected volatility, and the expected life of the award.

The Company uses the Black-Scholes option pricing model to estimate the fair value of the Stock Options on the date of grant under the following assumptions:

Expected life (years) (1)	5.0 - 6.5
Risk-free interest rate (2)	1.03 - 4.34%
Expected volatility (3)	50.3 - 54.9%
Annual dividend yield (4)	0%
Weighted average fair value of options granted	$0.14

(1)	In accordance with SAB Topic 14, the expected life of employee stock options was estimated using the “simplified method,” as the Company has no historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock option grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. The Company believes the use of the simplified method is appropriate due to the employee stock options qualifying as “plain-vanilla” options under the criteria established by SAB Topic 14.

(2)	The risk-free rate was based on the United States bond yield rate at the time of grant of the award, whose term is consistent with expected life of the stock options.
(3)	Based on historical experience over a term consistent with the expected life of the stock options.
(4)	Expected annual rate of dividends is reported as 0% as the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.

Share-based compensation expense is not adjusted for estimated forfeitures but instead adjusted upon an actual forfeiture of a stock option. Amounts recorded for forfeited or expired unexercised options are accounted for in the year of forfeiture.

Restricted Stock Units:

Restricted Stock Units (“RSUs”) grant the Participant the right to receive a certain number of shares of Common Stock, a cash payment equal to the Fair Market Value of that number of shares of Common Stock (determined as of a specified date), or a combination thereof, based on the terms and conditions of the award, as determined by the Plan Administrator. Upon termination of employment (or service as a non-employee director or consultant), unvested RSUs shall be forfeited.

RSUs represent a right to receive a single common share. Vesting of RSU awards is generally subject to a 3-year service period and effective October 18, 2024, also subject to a performance condition. Accordingly, stock-based compensation is recognized upon satisfaction of the service and performance condition.

The Company granted 312,500 and 5,562,000 RSUs during the six months ended June 30, 2026 and 2025, respectively.

A summary of RSU activity as of June 30, 2026 and December 31, 2025 is as follows:

		Weighted-Average Grant Date
(In Thousands except for per share amounts)	RSU’s	Fair Value per Share
Outstanding as of December 31, 2024	173,572	$0.79
Awarded	14,003	0.80
Vested	-
Cancelled	(59,639)	0.80
Outstanding as of December 31, 2025	127,936	$0.79
Awarded	312	0.80
Vested	-	-
Cancelled	(9,022)	0.80
Outstanding as of June 30, 2026	119,226	$0.80

During the three and six months ended June 30, 2026 and 2025, respectively, the Company recognized stock compensation expense (recapture) related to stock options and RSU’s, as follows:

	For the Six Months Ended June 30		For the Three Months Ended June 30,
(In Thousands)	2026	2025	2026	2025
Cost of Goods Sold	$-	$(187)	$-	$(128)
General and Administrative	(531)	(1,398)	(315)	(221)
Sales and Marketing	-	(1,116)	-	(233)
Research and Development	-	(855)	-	(31)
Total Stock-Based Compensation Expense	$(531)	$(3,556)	$(315)	$(613)

The expected life of employee stock options was estimated using the “simplified method,” as the Company has no historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock option grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. The expected life of awards that vest immediately use the contractual maturity since they are vested when issued. For stock price volatility, the Company uses public company compatibles as a basis for its expected volatility to calculate the fair value of option grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option at the grant-date.

The Company recognizes stock option forfeitures as they occur as there is insufficient historical data to accurately determine an estimate of future forfeiture rates.

During the six and three months ended June 30, 2026, no new expense was recognized for RSU awards based on the Company’s conclusion that the performance condition for the RSUs was not probable of being satisfied at such time, as discussed below. However, forfeitures of previously granted Stock Options and RSUs resulted in a recapture of $531 thousand, and $8 thousand in stock-based compensation expense for the six months ended June 30, 2026. Forfeitures of previously granted Stock Options and RSUs resulted in a recapture of $315 thousand for the three months ended June 30, 2026. The amount of future stock-based compensation expense may be impacted by additional option or RSU grants, or further forfeitures.

Stock-based compensation expense for all stock-based awards, including stock options and restricted stock units (“RSUs”), is measured at fair value on the date of grant. The fair value of stock options is estimated on the date of grant using a Black-Scholes option-pricing model. The fair value of RSUs is estimated on the date of grant based on the fair value of the underlying common stock.

The Company has elected to recognize compensation expense for stock options granted to employees on a straight-line basis over the requisite service period, which is generally the vesting period. Compensation expense for RSUs is amortized using the accelerated attribution approach over the requisite service period as long as the performance condition in the form of a specified liquidity event is probable to occur.

The fair value of stock options granted to non-employees is calculated at each grant date and re-measured at each reporting date using the Black-Scholes option-pricing model and the resulting change in value, if any, is recognized in the consolidated statements of operations and comprehensive loss for the periods in which the related services are rendered.

The Company has granted Restricted Stock Units (RSUs) that vest upon the satisfaction of both a service-based and a performance-based requirement. The service condition is a stated service period generally requiring 36 months of service, with the total number of RSUs awarded vesting on a cliff basis after the 36-month anniversary date of the grant. The performance-based condition is an event-based criteria that will be satisfied as to any then-outstanding RSUs on the first to occur of a ‘Qualifying Transaction” defined as: (1) the closing date of a transaction resulting in a change in control; or (2) the effective date of an IPO.

The RSUs vest on the date upon which both the service-based and performance-based requirements are satisfied. If a Qualifying Transaction occurs prior to the Vesting Date, the RSUs shall fully (100%) vest effective immediately prior to and contingent upon the Qualifying Transaction. If the Grantee’s employment by the Company terminates for any reason prior to a Qualifying Transaction, such termination shall result in the immediate forfeiture and cancellation of the RSUs, which means the Grantee will not be entitled to any payment after the date of such termination. If the RSUs vest, the Company will deliver one share of common stock for each vested RSU on the settlement date. The unvested RSUs expire ten years from the grant date.

As of June 30, 2026 and December 31, 2025, respectively, the Company concluded that the performance condition described above for the RSUs was not probable of being satisfied at such time. As a result, the Company has not recognized any compensation cost to date for any RSUs outstanding. In the period in which the performance-based condition is achieved, the Company will accelerate all vesting and record the stock-based compensation expense using the accelerated attribution method, based on the grant date fair value of the RSUs.

(In Thousands)	Number of Units	Grant Date Fair Value
Outstanding and unvested at December 31, 2025	127,936	$89,331
RSUs Granted	312	$250
RSUs Forfeited	(9,022)	$(7,218)
Outstanding and unvested at June 30, 2026	119,226	$82,363

As of June 30, 2026 and December 31, 2025, respectively, all stock-based compensation expenses related to the Company’s RSUs remained unrecognized because the performance-based condition was not satisfied. No RSUs had met their service-based vesting condition as of December 31, 2025; also, no RSUs had met the performance vesting condition as of December 31, 2025 or June 30, 2026.

If the performance vesting condition had been satisfied on June 30, 2026, the Company would have recorded $82.4 million of stock-based compensation expense using the accelerated attribution method related to RSUs. Due to the nature of the acceleration clause, upon a Qualified Transaction, 100% of the stock-based compensation expense on these RSUs will be recognized.

NOTE 13 – COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company enters into contractual agreements with third parties that include non-cancelable payment obligations, for which it is liable in future periods. These arrangements can include terms binding the Company to minimum payments and/or penalties if it terminates the agreement for any reason other than an event of default as described in the agreement.

In the ordinary course of business, the Company is occasionally party to various legal proceedings and claims. A liability will be accrued when a loss is both probable and can be reasonably estimated. Management believes that the probability of a material loss from any of these existing claims is remote. However, litigation is inherently uncertain, and it is not possible to predict the ultimate disposition of these proceedings. There are no legal proceedings which the Company believes will have a material adverse effect on the Company’s financial position.

Legal Proceedings

Claims filed by the Company

(i)	The Company initiated legal action against former employees who violated their agreements post-termination. Specifically, the Company filed two lawsuits against former employees alleging claims including breach of contract, violations of the Computer Fraud & Abuse Act, violations of the Defend Trade Secrets Act, conversion, unjust enrichment, breach of covenant of good faith and fair dealing, and demand for temporary and permanent injunctive relief. One of these litigation matters remain pending, and the other matter reached a mutual settlement and release. Management does not anticipate the remaining matters will have a material impact on the Company’s results of operations or financial condition. Quantifying the resulting harm is complex and ongoing. The Company anticipates that judgment will be entered in its favor for a sum less than $250 thousand.

(ii)	On April 30, 2024, the Company filed a lawsuit against Brave Control Solutions, Inc. and individual Brent McPhail in US District Court. The Company seeks damages equal to all amounts paid under the contracts, among other relief, to recover from these breaches and misrepresentations. The Company anticipates a judgment in its favor, but recovery of these assets is uncertain.

(iii)	In September 2025, the Company filed suit against the State of Arizona Department of Housing seeking a declaration from the Court that the Department of Housing has no authority to regulate or interfere with BOXABL’s sale of PMRV units in the State of Arizona. The lawsuit is pending.

Claims filed against the Company

(i)	The Company received notifications of employment-related charges filed by former employees with the Equal Employment Opportunity Commission (“EEOC”) and the National Labor Relations Board (“NLRB”). The allegations involve various issues such as discrimination and interference with employee rights. The Company provided responses to both agencies and is awaiting further developments. The Company does not expect a material impact to its financial position.

(ii)	The Company’s former Chief Operating Officer, terminated for cause after seven months of employment, filed a civil complaint in Nevada alleging various claims against the Company and its directors. The Company settled this matter in March 2025 without a material impact to its financial position. The Company paid $105 thousand to this former employee in exchange for the surrender of 5,882,353 shares of the Company’s Series A Preferred Stock.

(iii)	Leader Capital is a shareholder of the Company and has filed suit against the Company and its previous transfer agent, Transfer Online, Inc. After the Company filed its motion for summary judgement, Leader dismissed all claims against the Company. In February 2026, the Court granted the Company’s motion for attorneys’ fees awarding the Company $279,900 in fees and costs. The Company received the settlement in July 2026.

(iv)	The Company has received claims from various parties alleging that BOXABL violated certain California Laws, including the Trap and Trace Law and California Privacy Laws relating to its Facebook postings. The Company does not expect a material impact to its financial position.

(v)	Pronghorn Homes, LLC, a party to the Arizona mining project, filed a lawsuit against the Company in the State of Arizona, which has a potential loss exposure of up to $250 thousand. The Company denies liability and intends to defend against this claim. Accordingly, the Company has not accrued a loss contingency for this matter.

(vi)	The Company entered into an agreement with an RV Park for the sale of certain PMRV units. It appears that the RV Park did not obtain required zoning and land use permits to install and use the units at their site in Arizona. The State of Arizona ‘red tagged’ the units and the RV Park asserted claims against the Company, demanding that the Company immediately remove the units. The Company has denied all liability and is negotiating a resolution of the dispute with the RV Park. The Company also has an outstanding receivable from the RV Park in the amount of $270,000. The Company has not accrued a loss contingency for this legal matter, but has recorded a CECL credit loss allowance for the outstanding receivable balance.

Other Matters

The Company uncovered potential misconduct by a former employee related to a stock scheme, the impact of which is challenging to measure. The Company anticipates that judgment will be entered in its favor for a sum less than $1 million against the former employee, but the investigation and extent of damages is ongoing. After discovering the misconduct, the Company was named as a defendant in a lawsuit by a plaintiff that purchased fraudulent shares of the Company’s stock from the former employee of the Company, at a discounted price, incurring a loss of approximately $144 thousand. The Plaintiff claims that he purchased shares by writing a check to an entity that was controlled by the former employee and alleges negligence and violations of Nevada Revised Statute (NRS) 90.9570. The Company denied liability and the claim was recently settled by the Company’s issuance of 218,182 shares of Preferred A-1 stock to the plaintiff. The Company subsequently and proactively entered into settlement agreements with a number of other individuals that had purchased shares from the former employee, resulting in the issuance of 5,264,068 shares of Series A-1 Preferred Stock.

In September 2025, Freeport-McMoRan Bagdad, Inc., a party to the Arizona mining project, asserted a claim against the Company (not yet in suit) for payment under a certain settlement agreement between the parties relating to the sale of certain units to Pronghorn Homes, LLC, which were installed upon Freeport’s property. Freeport has demanded $1.17 million from the Company. The Company is in the process of negotiating a resolution with Freeport. No lawsuit has been filed.

In 2025, the U.S. government implemented new tariff measures affecting a broad range of imported materials. The Company has evaluated the potential impact of these actions on its operations and supply chain and does not expect them to have a material impact on its financial position or results of operations in the near term. The Company’s operations are currently supported by a substantial inventory of completed units manufactured prior to the effective dates of the tariff adjustments, which reduces our near-term exposure to increased costs associated with imported materials. Additionally, as the Company transitions into the next phase of its product development, including Phase 2, its sourcing strategy reflects a greater emphasis on domestic procurement. This shift is expected to further mitigate exposure to international trade disruptions and tariff-related cost volatility. The Company will continue to monitor developments in U.S. trade policy and adjust its supply chain strategy as necessary.

NOTE 14 – INCOME TAXES

For the six and three months ended June 30, 2026 and 2025, the Company incurred insignificant amounts for an income tax provision. The U.S. federal and California deferred tax assets generated from the Company’s net operating losses have been fully reserved, as the Company believes it is not more likely than not that the benefit will be realized.

On July 4, 2025, the U.S. government enacted the One Big Beautiful Bill Act (“OBBBA”) of 2025 which includes, among other provisions, changes to the U.S. corporate income tax system, including the allowance of 100% expensing of qualified asset expenditures, immediate expensing of qualifying domestic research and development expenses and permanent extensions of certain other provisions within the Tax Cuts and Jobs Act. Certain provisions are effective for 2025, beginning January 19, 2025. We are evaluating the impact of these tax law changes on our financial statements.

Deferred Tax Assets and Liabilities

Deferred income taxes reflect the net tax effects of loss and credit carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

A valuation allowance is required to be established when it is more likely than not that all or a portion of a deferred tax asset will not be realized. Realization of deferred tax assets is dependent upon future earnings, the timing and amount of which are uncertain. A full review of all positive and negative evidence needs to be considered. The Company has established a full valuation allowance against the net deferred tax assets as of June 30, 2026 and December 31, 2025 due to historical losses and uncertainty surrounding the use of such assets.

As of June 30, 2026, the fair value of the Company’s Bitcoin holdings ($598 thousand) is below the average cost basis ($1,100 thousand); accordingly, no deferred tax liability related to digital assets has been established as of June 30, 2026.

NOTE 15 - SEGMENTS

The Company operates as one operating segment. The Company’s chief operating decision maker (“CODM”) is its Chief Financial Officer. The CFO is responsible for assessing performance and allocating resources across the Company’s single operating segment, including approval of the annual budget, review of monthly operating results, and authorization of capital expenditures. The Co-Chief Executive Officers focus on product development and commercial strategy, while resource allocation decisions are centralized within the CFO function.

The Company has no significant long-lived assets recognized on the Consolidated Balance Sheets outside of the US jurisdiction.

The Company’s consolidated statements of comprehensive loss for the six month ended June 30, 2026 and 2025, are shown below. The specific line items that the CODM reviews are marked as Significant in the income statement below.

	For Six Months Ended
(In Thousands, except per share amounts)	June 30, 2026	June 30, 2025
Revenues (Significant)	$2,051	$402
Cost of goods sold (Significant)	9,263	11,841
Gross loss	(7,212)	(11,439)

Operating expenses:
General and administrative (Significant)	6,683	7,745
Sales and marketing (Significant)	2,547	21,492
Research and development (Significant)	840	1,259
Impairment loss	-	-
Total operating expenses	10,070	30,496

Loss from operations (Significant)	$(17,282)	$(41,935)

Other income:
Interest income	364	653
Other income	(264)	219
Total other income:	100	872
Net loss attributed to common stockholders	$(17,182)	$(41,063)

Weighted average common shares outstanding -basic and diluted	3,000,000	3,000,000
Net loss per common share - basic and diluted	$(0.01)	$(0.01)
Net Loss	$(17,182)	$(41,063)
Unrealized loss (gain) on investments	$-	$(170)
Comprehensive Loss	$(17,182)	$(41,233)

General and administrative, sales and marketing, and research and development costs are all considered significant in the aggregate. There are no specific line items within these categories that the CODM considers significant and regularly reviews. However, for cost of goods sold (COGS), the CODM specifically reviews one of the expenses within this category, rather than COGS as an aggregate- this significant expense is the Cost of Casitas Sold. See the disclosure below:

	For The Periods Ended
	June 30, 2026	June 30, 2025
Cost of Casitas Sold (Significant)	1,540	1,505
All other line items within COGS (1)	7,723	10,336
COGS	9,263	11,841

(1)	All other line items within COGS include obsolete inventory, inventory adjustment, scrapped inventory, warranty expense, and allocations to COGS such as stock-based compensation expense.

NOTE 16– SUBSEQUENT EVENTS

The Company has evaluated subsequent events from June 30, 2026 through the issuance date of these unaudited interim condensed consolidated financial statements.

Sales Activity

Between June 30, 2026 and August 14, 2026, the Company shipped 7 units. As of August 14, 2026, there are currently 341 units that are under contract.

Leases

On August 3, 2026, the Combined Company entered into an extended lease agreement with NV Interchange Industrial Center, LLC for approximately 174,250 square feet of office/warehouse space located at 5345 East North Belt Road, North Las Vegas, NV 89115. The lease has an initial term of 63 months, with the first month’s base rent of $156,825 commencing in October 2026 and increasing 3.5% annually.

Equity Events

On July 16, 2026, the Company entered into a purchase agreement, pursuant to which the Company agreed to purchase 628,740 shares of Series A-1 Preferred Stock in exchange for 628,740 shares of Common Stock.

The Conversion

Prior to and in connection with the Closing, FGMC converted from a Nevada corporation to a Texas corporation (the “Conversion”) in accordance with the Nevada Revised Statutes (“NRS”) and the Texas Business Organizations Code(“TBOC”). Upon the Conversion, FGMC became a Texas corporation and each issued and outstanding security of FGMC remained outstanding and automatically represented a corresponding security of FGMC as a Texas corporation.

Merger

See Note 1 for a description of the Business Combination completed on July 17, 2026. In connection with the Closing, holders of 3,466,086 FGMC public shares elected to redeem their shares for an aggregate redemption amount of approximately $36.0 million, leaving a net trust balance of approximately $47.2 million released to the combined Company at Closing.

Of the approximately $47.2 million net trust balance released at Closing, approximately $31.1 million was disbursed to Camac Fund, LP and FGCP as the Prepayment Amount under the Forward Purchase Agreement and Novation Agreement described below, and approximately $5.9 million and $3.7 million were disbursed for transaction costs and D&O insurance premiums, respectively, also incurred in connection with the Closing. After giving effect to these disbursements, the Business Combination resulted in a net increase of approximately $6.4 million in unrestricted cash available to the Company. See the Company’s Current Report on Form 8-K filed July 23, 2026 for further detail, and see Note 3 for the impact of these amounts on the Company’s evaluation of its ability to continue as a going concern.

Equity Prepaid Forward Transaction

On May 28, 2026, FGMC entered into an OTC Equity Prepaid Forward Transaction (the “Forward Purchase Agreement”) with Atsion Opportunity Fund LLC, Series 2 (“Atsion”), pursuant to which Atsion intended, but was not obligated, to purchase and hold up to 3,000,000 shares of the FGMC’s common stock prior to the closing of the Mergers Immediately after entry into the Forward Purchase Agreement, the parties entered into a Novation Agreement dated May 28, 2026, pursuant to which one-half of the Forward Purchase Agreement was novated to FG Capital Partners, LLC (“FGCP”). On June 11, 2026, Atsion assigned and novated its remaining 50% interest in the Forward Purchase Agreement to Camac Fund, LP, pursuant to an Assignment and Novation Agreement among Atsion, Camac Fund, LP, FGMC, and BOXABL. The Forward Purchase Agreement provides that the seller is to be prepaid an aggregate cash amount equal to the number of shares set forth in a Pricing Date Notice multiplied by the per-share redemption price payable to redeeming shareholders in connection with the Mergers, funded directly from the Trust Account no later than the earlier of (a) one business day after the Closing Date or (b) the date any Trust Account assets are otherwise disbursed in connection with the Mergers. The Forward Purchase Agreement was not entered into to satisfy any minimum cash condition to closing; rather, it was intended to provide access to potential additional growth capital in replacement of redeemed Trust assets.

Following consummation of the business combination, the Forward Purchase Agreement is subject to cash settlement based principally on the daily volume-weighted average price of the underlying shares during the applicable valuation period, subject to the contractual settlement amount adjustments and other provisions of the Forward Purchase Agreement. In connection with the Closing of the Business Combination on July 17, 2026, FGMC funded an aggregate Prepayment Amount of $31,078,060 to Camac Fund, LP and FGCP from the Trust Account ($15,539,030 to each counterparty). The Forward Purchase Agreement is a cash-settled equity forward that does not qualify for equity classification under ASC 815-40 given its cash-only settlement terms, and is accounted for as a derivative financial instrument recognized at fair value, with changes in fair value recognized in earnings, as further described below.

Subsequent to the Closing, the Combined Company received Optional Early Termination payments totaling $1,652,170 ($1,182,000 from FGCP, 118,200 shares; $470,170 from Camac Fund, LP, 47,017 shares), representing 165,217 Recycled Shares terminated at the then-current $10.00 Reference Price, leaving approximately 2,822,985 Recycled Shares outstanding under the Forward Purchase Agreement. See Note 8 to the FG Merger II Corp. financial statements included elsewhere in this Quarterly Report for additional detail.

The Forward Purchase Agreement is accounted for as a derivative financial instrument under ASC 815 and is measured at fair value with changes in fair value recognized in earnings. FGMC evaluates the derivative at each reporting date and recognizes changes in fair value in its consolidated statement of operations. During the three and six months ended June 30, 2026, FGMC recorded an $8.6 million loss on the initial recognition of the Forward Purchase Agreement, and a $1.1 million loss on the change in fair value of the Forward Purchase Agreement, which are included in statements of operations. As of June 30, 2026, FGMC recorded a derivative liability of $9.6 million related to the Forward Purchase Agreement, which is included in the accompanying balance sheet. The derivative was classified as a Level 3 financial instrument within the fair value hierarchy since its valuation incorporates significant inputs that are not directly observable in the market. See Note 2 for additional detail of the fair value determination of the Forward Purchase Agreement as of May 28, 2026 and as of June 30, 2026.